March 6, 2009
Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. Kevin Woody

RE:	General Growth Properties, Inc. (the “Company”) Form 8-K for Event Reported October 21, 2008 Filed October 27, 2008 File No. 001-11656
(By FAX and US Mail)
Ladies and Gentlemen:
This letter is in response to the comments contained in your letter dated February 24, 2009 (the “Comment Letter”) to Exhibit 99.1 of the Company’s Form 8-K filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on October 27, 2008 and subsequent communications between the Company and the SEC. As requested in the Comment Letter, this response is also being filed on EDGAR.
The Company’s response to the Commission’s comments raised in the Comment Letter is set forth below. The Commission’s comments are reproduced in italics and are followed by the Company’s response.
Form 8-K filed October 27, 2008
Exhibit 99.1
1.	Please provide to us an updated SAB 99 analysis for the cumulative correction of the error in compensation expense for the three and twelve months ended December 31, 2008. Within your response, please also address the impacts of the error on Income (loss) from continuing operations for all periods presented.

Included as Attachment A to this response is our SAB 99 analysis of the cumulative compensation expense for the three and twelve months ended December 31, 2008. This analysis documents our conclusion that the impact was immaterial for such periods and our conclusion to record the entire cumulative compensation expense of approximately $15 million (approximately $13 million net of minority interest) in the fourth quarter of 2008.

2.	Please disclose the following information, as part of your Item 302 of Regulation S-K disclosures within your Form 10-K for the fiscal year ended December 31, 2008:
•	The existence and nature of errors to your previously reported prior quarters;

•	The amounts of the errors which would have impacted each previous quarter, that were subsequently recorded as a cumulative correction of compensation expense in the fourth quarter of 2008; and

•	Management’s assessment and conclusion that the impact of the compensation expense was immaterial to the financial statements for all applicable prior periods and therefore did not require the restatement of previously issued financial statements.

See our disclosure of the items requested above in Note 2 — Summary of Significant Accounting Policies (pages F-24 and F-25) and Note 17 — Quarterly Financial Information (Unaudited) (page F-65), of our Form 10-K filed with the SEC on February 27, 2009.

3.	Please disclose within your MD&A a summary of the transactions which caused the error in compensation expense and the effects of the transactions on your results of operations for the fiscal year ended December 31, 2008.

See our disclosure of the item requested above in Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 39), of our Form 10-K filed with the SEC on February 27, 2009.
We believe the foregoing addresses the comments raised in the Comment Letter. Nonetheless, if you have any questions or comments in the interim, please do not hesitate to call the undersigned at (312) 960-5175, or Scott Nelson at (312) 960-5842.
Respectfully submitted,
/s/ Edmund Hoyt
Edmund Hoyt
Chief Financial Officer
General Growth Properties, Inc.

Attachment A — Page 1

Date:	January 23, 2009
Revised February 26, 2009
To:	Files
From:	John Los
CC:	Ed Hoyt, Scott Nelson, Pat Stanton
Re:	Officer Loan Expense Analysis
Authoritative Literature: SAB 99 — Materiality
The purpose of this memorandum is to document our assessment of the materiality of the cumulative compensation expense related to loans made to current and former officers of General Growth Properties, Inc. (“GGP” or the “Company”) by an affiliate of certain Bucksbaum family trusts (the “Trusts”). We assessed the impact of the cumulative compensation expense to our financial statements for the three and twelve months ended December 31, 2008 (see table below). In particular, this assessment has been made in consideration of the discussion of materiality in Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 99 — Materiality (“SAB 99”) and, as the analysis addresses certain interim periods, Accounting Principles Board Opinion No. 28 — Interim Financial Reporting (“APB 28”). Our assessment of the impact of the compensation expense to our financial statements for all other applicable prior periods was presented in our memo dated January 8, 2009.
Background:
During 2007 and continuing into 2008, Bernie Freibaum, the now former director and chief financial officer of the Company, and Robert Michaels, the former president and current chief operating officer of the Company, received a series of loans from the affiliate of the Trusts that were without the approval of the Board of Directors and without the knowledge of the independent members of the Board of Directors. The entire Board of Directors became aware of the loans in October 2008 at which time the Company filed a Form 8-K (filed October 27, 2008) disclosing the facts and circumstances regarding the loans. In addition, such loans were made without the use of Company funds.
According to information supplied to the Company by a representative of the affiliate of the Trusts, these loans were extended to such officers for the purpose of repaying personal margin loans relating to their previous purchases of GGP stock. The loans initially bore interest at LIBOR and the rate was adjusted to LIBOR plus 1.5% on September 1, 2008. The loans to Bernie Freibaum totaled approximately $90 million, of which approximately $80 million remains outstanding. The loans to Robert Michaels totaled approximately $10 million, all of which has been repaid.

Attachment A — Page 2
Under applicable GAAP guidance (primarily Statement of Financial Accounting Standards No. 123(R) — Share Based Payment as interpreted by SEC SAB Topic 5.T), as a result of these loans, the Company is deemed to have received a contribution of capital by the lender and to have incurred compensation expense (the deemed contribution of capital and compensation expense measured by the value of any beneficial terms of such loans at the time such loans were made) in an equal amount for no incremental equity interest in the Company.
The impact of the total cumulative compensation expense of approximately $15 million (approximately $13 million net of minority interest) on key financial indicators for the three and twelve months ended December 31, 2008 are as follows (dollars in thousands):

			Percent of
	Cumulative adjustment	Percent of	Operating	Percent of
GGP Consolidated Results	(net of minority interest)	FFO	Income	Net Income
Three Months Ended, December 31, 2008	$12,911	5.8%	3.7%	-1337.9%
Twelve Months Ended, December 31, 2008	$12,911	1.5%	1.1%	49.2%
Discussion:
SAB 99 states that registrants must consider both quantitative and qualitative factors in determining materiality of a misstatement. As to quantitative factors, SAB 99 does not state that 5% is the correct materiality threshold to use but suggests that such a factor “might provide the basis for a preliminary assumption that — without considering all relevant circumstances — a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a rule of thumb as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements”.
Quantitative Factors — The amount of the cumulative compensation expense related to the three and twelve months ended December 31, 2008 is presented above. The cumulative compensation expense has a quantitatively immaterial impact on Funds from Operations (“FFO”) and operating income of GGP. While the percentage impact to net income is quantitatively significant for the three and twelve months ended December 31, 2008, we believe in light of the qualitative factors discussed below, the impact is not material in the context of our consolidated financial statements. Additionally, the Company recorded $60.5 million and $116.6 million of provisions for impairment in the three and twelve months ended December 31, 2008, respectively. These impairments are infrequent in nature and had a significant negative impact on FFO, operating income and net income for the three and twelve months ended December 31, 2008 thus making the compensation expense item in question relatively more significant. Further, the SEC suggests that misstatements be considered in light of “significance of an item to users of a registrant’s financial statements” and quotes the Supreme Court defining a material fact as one that “would have been viewed by the reasonable investor as having significantly altered the total mix of information available”. Because the Company and other REITs are evaluated by shareholders and the investment community on FFO, we

Attachment A — Page 3
believe this is the most relevant measure of the quantitative magnitude of the error. On this basis, there is a quantitatively immaterial impact on reported results.
Qualitative Factors — The SEC states that assessing materiality requires that one view the fact in the context of the surrounding circumstances. In fact, officials of the SEC have, as a matter of public record, indicated that large quantitative errors or misstatements may be deemed immaterial, due to qualitative factors. SAB 99 states, “Evaluation of materiality requires a registrant and its auditor to consider all the relevant circumstances and the staff believes that there are numerous circumstances in which misstatements below 5% could well be material.” Considerations cited include whether:
•	the item arises from a precise measurement or an estimate

•	the misstatement masks a change in earnings or other trends

•	the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

•	the misstatement changes a loss into income or vice versa

•	the misstatement concerns a segment or other portion of business identified as playing a significant role in the registrant’s operations or profitability

•	the misstatement affects compliance with regulatory requirements

•	the misstatement affects compliance with loan covenants or other contractual agreements

•	the misstatement has the effect of increasing management’s compensation

•	the misstatement involves concealment of an unlawful transaction
As to the cited examples, the following documents our thoughts as to whether they support a conclusion that the difference is material or not.

			Not	Not
Qualitative Factors	Company’s Response	Material	Material	Conclusive
The item arises from a precise measurement or an estimate	The amount of deviation that is considered immaterial may increase as the attainable degree of precision decreases. As this item is a function of an estimate rather than a precise measurement, immateriality conclusions are more sustainable than otherwise.		√

The misstatement masks a change in earnings or other trends	Operating performance is primarily evaluated based on FFO (see discussion above), and this item has an immaterial quantitative impact on FFO. This item does not change current period FFO increases in FFO to decreases or decreases to increases		√

Attachment A — Page 4

			Not	Not
Qualitative Factors	Company’s Response	Material	Material	Conclusive
when compared against prior period FFO and does not change the rate of FFO growth or contraction significantly. Accordingly, there is an immaterial qualitative impact on the earnings trends.

The misstatement hides a failure to meet analysts’ consensus expectation for the enterprise	Since the analysts’ expectations are always measured in FFO and there is an immaterial impact on FFO, there is an immaterial impact on the analysts’ consensus.		√

The misstatement changes a loss into income or vice versa	The compensation expense would not have changed reported income into a loss nor would it have changed the trend of GAAP income. Similarly, the compensation expense item would not have changed a reported positive FFO into negative FFO nor would it have changed the trend of FFO.		√

The misstatement concerns a segment or other portion of business identified as playing a significant role in the registrant’s operations or profitability	The compensation expense impacts the entire retail and other segment but is not related to the operating business of the segment and does not impact trends or any of the factors mentioned above.		√

The misstatement affects compliance with regulatory requirements	The compensation expense does not impact compliance with any regulatory requirements.		√

The misstatement affects compliance with loan covenants or other contractual agreements	The compensation expense does not impact our loan covenants or other agreements.		√

Attachment A — Page 5

			Not	Not
Qualitative Factors	Company’s Response	Material	Material	Conclusive
The misstatement has the effect of increasing management’s compensation	Although the beneficial terms of the loans were deemed to be compensation expense to the respective employees under the applicable accounting guidance, the adjustment has no impact on the determination of management compensation and therefore does not have the effect of increasing management’s compensation.		√

The misstatement involves concealment of an unlawful transaction	The compensation expense does not conceal any type of unlawful transaction. In fact, the loans were disclosed in the Form 8-K and Form 10-Q.		√
These factors suggest that purely on a qualitative basis, the compensation expense would not be considered material. As previously discussed, we believe a mitigating factor that must be considered in our industry is the fact that net income is not the measure of operating performance used by shareholders and the investment community but rather FFO. As an example of this fact, one can refer to any of the earnings estimates published by analysts or collected by organizations such as First Call which are stated at FFO per share. Other recognized measures produced by analysts such as P/E ratios use FFO rather than GAAP earnings.
Another point that cannot be ignored is the fact that over the last two years, GGP has occasionally had net income that was at or near a break-even level. Any entity that operates at this level cannot assess a potential misstatement purely on the basis of the percentage change in net income. We believe that the assessment of performance of an entity operating at this level is based more on annual trends, as supported by paragraph 29 of APB 28, and not absolute dollars. The absolute dollar result is a quantitative measurement while trend information is qualitative and of much more significance when this condition exists.
As stated in SAB 99, the above considerations are not an exhaustive list of the circumstances that may affect the materiality of a quantitatively small misstatement. Other circumstances suggested by SAB 99 include demonstrated volatility of the market price in response to certain types of disclosures or whether management expects that a known misstatement may result in a significant positive or negative market reaction. Since this difference has an immaterial impact on FFO, which is the key performance statistic used by the market, we believe there would be no impact on the market price of GGP stock if the compensation expense had been recorded in prior periods.
Another example of a qualitative factor suggested by SAB 99 would be if the misstatement was intentional and meant to manage earnings or other factors. If so, a quantitative immaterial error would be considered material. Although the loans were intentional on the part of the affiliate of the Trusts, they were entered into without the knowledge of the independent members of the

Attachment A — Page 6
Board of Directors and without required Board of Director approval. The potential compensation expense was an unknown, unexpected and undesired consequence of the loans and was not intended to manage earnings.
Management has considered and discussed all factors it believes should be taken into account in evaluating the impact of this misstatement and has concluded that the qualitative factors do not support classifying it as material. As a result, management believes that although the amount of cumulative compensation expense is significant to GAAP income for the three and twelve months ended December 31, 2008, it is not material, as defined by SAB 99, and thus does not require the restatement of previously issued financial statements.
We believe that the financial statements fairly depict the overall performance of the Company, and restatement of those financial statements would not improve the overall quality of information available to the public or others.
Conclusion:
Based on our assessment, we have concluded that the impact of the cumulative compensation expense is immaterial to our financial statements for the three and twelve months ended December 31, 2008. Accordingly, we recorded the entire cumulative compensation expense of approximately $15 million (approximately $13 million net of minority interest) in the fourth quarter of 2008.